CARTER LEDYARD & MILBURN LLP
                                Counselors at Law

                                  2 Wall Street
570 Lexington Avenue         New York, NY 10005-2072       1401 Eye Street, N.W.
 New York, NY 10022                    o                    Washington, DC 20005
   (212) 371-2720              Tel (212) 732-3200              (202) 898-1515
                               Fax (212) 732-3232






                                            September 2, 2005



VIA EDGAR
---------

Ms. Barbara C. Jacobs
Assistant Director
Mr. Brad Skinner
Branch Chief - Accounting
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

                  Re:     Attunity Ltd
                          Amendment No. 4 to Form F-3
                          filed April 20, 2005
                          File No. 333-119157
                          -------------------


                          Amendment No.1 to Form 20-F
                          Annual Report For the Period Ended
                          December 31, 2003 Filed on
                          November 22, 2004
                          File No. 0-20892
                          ----------------


Dear Ms. Jacobs and Mr. Skinner:

        On behalf of our client, Attunity Ltd (the "Company"), we are submitting this letter in connection with our continuing dialog with respect to Amendment No. 4 to the Registration Statement on Form F-3 filed with the Securities and Exchange Commission on behalf of the Company on April 20, 2005. We await the Staff's response to this letter before filing the amendments to the above referenced Registration Statement and to the Company's other pending Registration Statement on Form F-3 ( File No. 333-122937).

        Based on the recent conversation between Kenneth Marceron of the Company's independent auditors, Ernst & Young, and Joel Levine of the SEC Staff, the Company believes that it has demonstrated with compelling evidence that diverse industry practices exists with


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regard to methods used to calculate straight-line amortization of capitalized software development costs. The existence of such diversity can be found in the book entitled "Software Industry Accounting" by Joseph Morris and others as well as an informal survey of what other Big 4 firms see in practice that was performed by Ernst & Young.

        Assuming that this accounting issue has been resolved, we believe that all of the outstanding comments have been responded Accordingly, we anticipate that the Company will file amendments to both of its registration statements next week. Please confirm that our understanding is correct.


        Please do not hesitate to contact me at (212) 238-8605 with any questions or comments you may have.

                                            Very truly yours,



                                            /s/Steven J. Glusband
                                            Steven J. Glusband


SJG:tco
Enclosures

cc:  Ofer Segev, Chief Financial Officer, Attunity Ltd